Exhibit 99.2

TABLE OF CONTENTS

Financial Summary	3	Other Items Analysis	28

Business Drivers	5	Liquidity and Capital Resources	30

Supplemental Information on Non-IFRS Measures	7	Consolidated Financial Position as at September 30, 2017 and December 31, 2016	32

Financial Overview	14	Near-term Outlook	33

Business Highlights	17	Capital Stock Information	34

Financial Results for 3-month Periods Ended September 30, 2017 and 2016	19	Appendix - Financial Results for 9-month Periods Ended September 30, 2017 and 2016	37

Business Segment Review (quarter over quarter)	20	Unaudited Condensed Interim Consolidated Financial Statements	46

FORWARD-LOOKING STATEMENTS

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and nine-month periods ended September 30, 2017 and 2016, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at November 8, 2017, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for understanding Cascades’ current results and to assess the Corporation’s future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

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TO OUR SHAREHOLDERS

FINANCIAL HIGHLIGHTS

•	Sales of $1,103 million
(compared to $1,130 million in Q2 2017 (-2%) and $1,021 million in Q3 2016 (+8%))

•	As reported[3] (including specific items)

◦	Operating income of $51 million
(compared to $48 million in Q2 2017 (+6%) and $50 million in Q3 2016 (+2%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $104 million
(compared to $104 million in Q2 2017 and $98 million in Q3 2016 (+6%))

◦	Net earnings per common share of $0.35
(compared to net earnings of $2.70 in Q2 2017 and net earnings of $0.21 in Q3 2016)

•	Adjusted (excluding specific items)[1]

◦	Operating income of $53 million
(compared to $51 million in Q2 2017 (+4%) and $55 million in Q3 2016 (-4%))

◦	OIBD of $106 million
(compared to $107 million in Q2 2017 (-1%) and $103 million in Q3 2016 (+3%))

◦	Net earnings per common share of $0.20
(compared to net earnings of $0.25 in Q2 2017 and net earnings of $0.32 in Q3 2016)

•	Announced construction of a new US$80 million state of the art corrugated packaging plant in Piscataway, New Jersey.

•	Announced the closure of our Maspeth, New York, packaging plant. Property put up for sale for US$72 million.

•	Net debt[1] of $1,469 million as at September 30, 2017 (compared to $1,532 million as at December 31, 2016) and net debt to adjusted OIBD ratio[1] at 3.6x on a pro-forma basis[2].

We delivered improvements in consolidated reported operating income year-over-year during the third quarter in what was a challenging environment, due to disruptions by the hurricanes and increasingly difficult market conditions in the tissue sector. Strategically, we are confident that the plan we are implementing step by step, and which is focused on improved profitability through increasing integration, modernizing our manufacturing facilities and improving logistics by optimizing our geographic footprint, will provide our business segments with the platform to more successfully execute in times of increased business headwinds.
We are pleased with the progress of our internal transformation initiatives and ERP system implementation, which we expect will be finalized by the end of the year, as planned, after which we will turn our focus toward optimization. We are similarly pleased with the advancements made in our strategic plan, which include the solidifying of our Containerboard platform in the Northeastern US via the closure of our New York packaging plant and planned sale of the related property, and construction of a new state of the art containerboard converting facility in New Jersey. Finally, we have continued to make progress on our commitment to decrease our leverage ratio to within a range of 3.0x - 3.5x, which, when including results from Greenpac over the last 12 months, now stands at 3.6x on a pro-forma basis.

MARIO PLOURDE
President and Chief Executive Officer
November 8, 2017

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Pro-forma including Greenpac on a last twelve months basis.
3 The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

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FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except per common share amounts)	Q3 2017	Q2 2017[2]	Q3 2016

Sales	1,103	1,130	1,021
As Reported
Operating income before depreciation and amortization (OIBD)[1]	104	104	98
Operating income	51	48	50
Net earnings	33	256	20
per common share	$0.35	$2.70	$0.21
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	106	107	103
Operating income	53	51	55
Net earnings	19	24	30
per common share	$0.20	$0.25	$0.32
Margin (OIBD)	9.6%	9.5%	10.1%

SEGMENTED OPERATING INCOME AS REPORTED

(in millions of Canadian dollars)	Q3 2017	Q2 2017	Q3 2016

Packaging Products
Containerboard	50	30	44
Boxboard Europe	5	13	1
Specialty Products	10	14	12

Tissue Papers	9	17	26

Corporate Activities	(23)	(26)	(33)
Operating income as reported	51	48	50

SEGMENTED ADJUSTED OIBD1

(in millions of Canadian dollars)	Q3 2017	Q2 2017	Q3 2016

Packaging Products
Containerboard	72	56	58
Boxboard Europe	14	21	9
Specialty Products	15	20	18

Tissue Papers	24	35	47

Corporate Activities	(19)	(25)	(29)
Adjusted OIBD	106	107	103

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

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OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than fifty years later, Cascades is a multinational business with close to 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities[1]	Q3 2016 Sales[2] (in M$)	Q3 2017 Sales[2] (in M$)	Last twelve months sales[2] (in M$)
PACKAGING PRODUCTS
Containerboard	24	356	438	1,548
Boxboard Europe[3]	6	189	202	817
Specialty Products	38	158	181	698
TISSUE PAPERS	21	342	323	1,286

BUSINESS DRIVERS

Cascades’ results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS
The average value of the Canadian dollar increased by 8% sequentially against the US dollar and remained stable against the euro in the third quarter of 2017. On a year-over-year basis, the average value of the Canadian dollar rose by 4% compared to the US dollar and fell by 1% compared to the euro.

During the quarter, the average price of natural gas decreased 6% sequentially, but was up 7% compared to the same period of the prior year. In the case of crude oil, the average price was down 7% and 2% sequentially and year-over-year, respectively.

	2015					2016					2017				LTM[4]
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	TOTAL

US$/CAN$ - Average rate	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73	$0.78	$0.77	$0.75	$0.75	$0.76	$0.74	$0.80	$0.77	$0.76
US$/CAN$ End of period rate	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77	$0.77	$0.76	$0.74	$0.74	$0.75	$0.77	$0.80	$0.80	$0.80
EURO€/CAN$ - Average rate	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66	$0.69	$0.69	$0.70	$0.68	$0.71	$0.68	$0.68	$0.69	$0.69
EURO€/CAN$ End of period rate	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68	$0.70	$0.68	$0.71	$0.71	$0.70	$0.68	$0.68	$0.68	$0.68
Natural Gas Henry Hub - US$/mmBtu	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09	$1.95	$2.81	$2.98	$2.46	$3.32	$3.18	$3.00	$3.17	$3.12
Source: Bloomberg

1 Including associates and joint ventures.
2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 9 of the 2016 audited consolidated financial statements for more information on associates and joint ventures as well as to Notes 4 and 6 of the 2017 third quarter unaudited condensed interim consolidated financial statements.
3 Via our 57.8% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.
4 LTM (Last twelve months).

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HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2015	2016					2017			Q3 2017 vs. Q3 2016		Q3 2017 vs. Q2 2017
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Change	%	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	630	615	615	615	655	625	655	705	705	90	15%	—	—%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	557	518	515	505	540	520	540	590	617	112	22%	27	5%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index[1]	667	664	659	652	649	656	649	680	680	28	4%	—	—%
Virgin coated duplex boxboard (FBB) index[2]	1,061	1,049	1,044	1,043	1,043	1,045	1,031	1,031	1,031	(12)	(1)%	—	—%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (serie B)	589	615	605	605	595	605	622	660	660	55	9%	—	—%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	985	1,016	1,012	1,017	1,008	1,013	1,023	1,040	1,053	36	4%	13	1%
Parent rolls, virgin fibres (transaction)	1,252	1,273	1,273	1,287	1,287	1,280	1,297	1,320	1,334	47	4%	14	1%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Special news, No. 8 (ONP - Northeast average)	58	58	63	76	78	69	92	76	86	10	13%	10	13%
Old corrugated containers, No. 11 (OCC - Northeast average)	83	83	88	101	102	93	142	148	162	61	60%	14	9%
Sorted office papers, No. 37 (SOP - Northeast average)	150	138	142	153	168	150	173	172	170	17	11%	(2)	(1)%
Europe (euro/metric ton)
Recovered paper index[3]	115	115	124	135	134	127	147	138	147	12	9%	9	7%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	972	943	980	998	992	978	1,033	1,093	1,110	112	11%	17	2%
Bleached hardwood kraft, mixed, Canada/US	869	873	847	842	825	847	853	942	985	143	17%	43	5%
Source: RISI and Cascades.

SENSITIVITY TABLE4

Please refer to page 36 of the 2016 Annual Report for a quantitative estimate of the impact on Cascades’ annual operating income as a result of potential changes in the prices of our main products, costs of certain raw material and energy, as well as the CAN$/US$ exchange rate, assuming that, for each price change, all other variables remain constant.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades’ recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.
2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades’ virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.
3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2017.

4	Not including the Greenpac acquisition.

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SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation’s results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation’s underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the cash available to us.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN CONSOLIDATED OPERATING INCOME AND NET EARNINGS

The Corporation incurred the following specific items during the first nine months of 2017 and 2016:

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

2017
In the second quarter, the Containerboard Packaging segment sold a piece of land in Ontario, Canada, and recorded a gain of $7 million.

In the second quarter, the Corporate Activities realized a $1 million gain from the sale of some assets.

2016
In the second quarter, the Specialty Products segment recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS COMBINATION

2017
In the second quarter, operating results of the Containerboard Packaging segment were negatively impacted by $2 million, relating to the inventory acquired at the time of the Greenpac consolidation, which was recognized at fair value and no profit was recorded on its subsequent sale.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

2017
In the third quarter, the Tissue Papers segment incurred a $2 million impairment charge from the reevaluation of some unused assets.

In the third quarter, the Containerboard Packaging segment announced the forthcoming closure of its New York converting plant and recorded severance expenses totaling $2 million (please refer to the “Significant Facts and Developments” section for more details).

In the second quarter, the Containerboard Packaging segment recorded an impairment charge of $11 million on deferred revenues related to a management agreement of Greenpac since the beginning of the mill construction and recorded in “Other assets.” Following the acquisition and consolidation of Greenpac described in Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements, expected future cash flows related to this asset will not materialize on a consolidated basis.

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In the second quarter, the Tissue Papers segment incurred $2 million of restructuring costs following the review of provisions related to the transfer of the converting operations of the Toronto plant to other Tissue segment sites announced in 2016.

In the first quarter, the Boxboard Europe segment recorded severances costs of $1 million following the restructuring of its sales activities.

2016
In the third quarter, the Tissue Papers segment incurred impairment charges of $2 million related to the revaluation of some equipment following the closure of its Toronto converting plant in the second quarter. The segment also recorded a $3 million provision for an onerous lease as a consequence of the closure.

In the second quarter, the Containerboard Packaging segment recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the segment recorded a $2 million impairment charge on assets of our converting plant in Connecticut, which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition.

In the second quarter, the Boxboard Europe segment recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary (please refer to the “Significant Facts and Developments” section for more details).

In the second quarter, the Specialty Products segment recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The segment also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Papers segment incurred $4 million of severances costs following the transfer of the converting operations of the Toronto plant to other Tissue segment sites. This transfer resulted in impairment charges of $2 million due to the revaluation of the remaining useful life of some equipment not transferred.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first nine months of 2017, the Corporation recorded an unrealized gain of $10 million (gain of $2 million in the third quarter), compared to an unrealized gain of $19 million (nil in the third quarter) in the same period of 2016, on certain derivative financial instruments not designated for hedge accounting. These unrealized gains are mainly attributable to foreign exchange contracts’ fair value variation following the fluctuation of the Canadian dollar during both periods.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first nine months of 2017, the Corporation recorded a gain of $27 million (gain of $8 million in the third quarter) on its US$-denominated debt and related financial instruments, compared to a gain of $35 million in 2016 (loss of $7 million in the third quarter). This is composed of a gain of $16 million in the first nine months of 2017 (gain of $4 million in the third quarter), compared to a gain of $25 million in the same period of 2016 (loss of $7 million in the third quarter), on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe as well as forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $11 million in the first nine months of 2017 (gain of $4 million in the third quarter), compared to a gain of $10 million in the same period of 2016 (nil in the third quarter), on foreign exchange forward contracts not designated for hedge accounting.

FAIR VALUE REVALUATION GAIN ON INVESTMENTS AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2017
Containerboard
On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders’ agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggers its deemed acquisition and thus fully consolidates Greenpac starting April 4, 2017. The Corporation recorded a revaluation gain on previously held interest of $156 million in the second quarter1. Consequently to the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

1 The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

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The Corporation also recorded its share of $3 million on an unrealized gain on certain derivative financial instruments not designated for hedge accounting prior to the acquisition of Greenpac.

Boralex
On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations’ participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and considered an available-for-sale financial asset, which is classified in “Other assets.” Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment was recorded in accumulated other comprehensive income.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

2016
On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The Corporations’ share of the fees related to this debt refinancing amounted to $7 million. The Corporation also recorded an unrealized gain of $1 million on certain derivative financial instruments not designated for hedge accounting (nil for the third quarter).

PROVISION FOR INCOME TAXES

2017
Consequently, with the sale of its participation in Boralex in July 2017, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $8 million of tax assets was derecognized in the third quarter and recorded in the statement of earnings.

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $156 million generated by the business combination of Greenpac, since it is included in the fair value of assets and liabilities acquired as described in Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements.

2016
In the second quarter, the Corporation recorded a $2 million income tax provision adjustment related to the sale of one of its businesses over the past years.

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RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation’s performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors, as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•
Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation’s ability to incur and service debt and as an evaluation metric.

•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.

•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.

•	Adjusted net earnings: Used to assess the Corporation’s consolidated financial performance on a comparable basis.

•
Adjusted free cash flow: Used to assess the Corporation’s capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.

•	Net debt to adjusted OIBD ratio: Used to measure the Corporation’s credit performance and evaluate the financial leverage.

•
Net debt to adjusted OIBD ratio on a pro forma basis: Used to measure the Corporation’s credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements, but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended September 30, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	50	5	10	9	(23)	51
Depreciation and amortization	19	9	5	13	7	53
Operating income (loss) before depreciation and amortization	69	14	15	22	(16)	104
Specific items:
Impairment charges	—	—	—	2	—	2
Restructuring costs	2	—	—	—	—	2
Unrealized loss (gain) on derivative financial instruments	1	—	—	—	(3)	(2)
	3	—	—	2	(3)	2
Adjusted operating income (loss) before depreciation and amortization	72	14	15	24	(19)	106
Adjusted operating income (loss)	53	5	10	11	(26)	53

	For the 3-month period ended September 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	44	1	12	26	(33)	50
Depreciation and amortization	13	8	6	16	5	48
Operating income (loss) before depreciation and amortization	57	9	18	42	(28)	98
Specific items:
Impairment charges	—	—	—	2	—	2
Restructuring costs	—	—	—	3	—	3
Unrealized loss (gain) on derivative financial instruments	1	—	—	—	(1)	—
	1	—	—	5	(1)	5
Adjusted operating income (loss) before depreciation and amortization	58	9	18	47	(29)	103
Adjusted operating income (loss)	45	1	12	31	(34)	55

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	For the 9-month period ended September 30, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	113	23	37	34	(77)	130
Depreciation and amortization	52	25	16	44	19	156
Operating income (loss) before depreciation and amortization	165	48	53	78	(58)	286
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business combination	2	—	—	—	—	2
Impairment charges	11	—	—	2	—	13
Restructuring costs	2	1	—	2	—	5
Unrealized gain on derivative financial instruments	—	—	—	—	(10)	(10)
	8	1	—	4	(11)	2
Adjusted operating income (loss) before depreciation and amortization	173	49	53	82	(69)	288
Adjusted operating income (loss)	121	24	37	38	(88)	132

	For the 9-month period ended September 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	130	16	37	63	(58)	188
Depreciation and amortization	42	24	15	46	15	142
Operating income (loss) before depreciation and amortization	172	40	52	109	(43)	330
Specific items:
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(1)	4	—	5
Restructuring costs (gain)	(1)	2	1	7	—	9
Unrealized gain on derivative financial instruments	—	—	—	—	(19)	(19)
	1	2	(4)	11	(19)	(9)
Adjusted operating income (loss) before depreciation and amortization	173	42	48	120	(62)	321
Adjusted operating income (loss)	131	18	33	74	(77)	179

11

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Net earnings attributable to Shareholders for the period	33	20	450	131
Net earnings attributable to non-controlling interests	2	—	9	3
Provision for (recovery of) income taxes	19	9	(24)	43
Fair value revaluation gain on investments	(18)	—	(315)	—
Share of results of associates and joint ventures	(3)	(10)	(36)	(25)
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	7	(27)	(35)
Financing expense and interest expense on employee future benefits	26	24	73	71
Operating income	51	50	130	188
Specific items:
Gain on acquisitions, disposals and others	—	—	(8)	(4)
Inventory adjustment resulting from business combination	—	—	2	—
Impairment charges	2	2	13	5
Restructuring costs	2	3	5	9
Unrealized gain on derivative financial instruments	(2)	—	(10)	(19)
	2	5	2	(9)
Adjusted operating income	53	55	132	179
Depreciation and amortization	53	48	156	142
Adjusted operating income before depreciation and amortization	106	103	288	321

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS				NET EARNINGS PER COMMON SHARE[1]
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per common share)	2017	2016	2017	2016	2017	2016	2017	2016
As per IFRS	33	20	450	131	$0.35	$0.21	$4.75	$1.38
Specific items:
Gain on acquisitions, disposals and others	—	—	(8)	(4)	—	—	$(0.06)	$(0.03)
Inventory adjustment resulting from business combination	—	—	2	—	—	—	$0.01	—
Impairment charges	2	2	13	5	$0.02	$0.02	$0.09	$0.04
Restructuring costs	2	3	5	9	$0.01	$0.02	$0.04	$0.06
Unrealized gain on derivative financial instruments	(2)	—	(10)	(19)	$(0.01)	—	$(0.08)	$(0.15)
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	7	(27)	(35)	$(0.08)	$0.07	$(0.25)	$(0.31)
Fair value revaluation gain on investments	(18)	—	(315)	—	$(0.17)	—	$(3.85)	—
Share of results of associates and joint ventures	—	—	(18)	6	—	—	$(0.15)	$0.04
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	10	(2)	(37)	6	$0.08	—	$0.08	$0.02
	(14)	10	(395)	(32)	$(0.15)	$0.11	$(4.17)	$(0.33)
Adjusted	19	30	55	99	$0.20	$0.32	$0.58	$1.05
1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item “Tax effect on specific items, other tax adjustments and attributable to non-controlling interests” only include the effect of tax adjustments. Please refer to “Provision for income taxes” prior in this section for more details.

12

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars)	2017	2016	2017	2016
Cash flow from operating activities	18	90	78	194
Changes in non-cash working capital components	43	(22)	105	37
Depreciation and amortization	(53)	(48)	(156)	(142)
Net income taxes paid (received)	—	(2)	6	(10)
Net financing expense paid	40	38	88	85
Gain on acquisitions, disposals and others	—	—	8	5
Impairment charges and restructuring costs	(2)	(5)	(13)	(6)
Unrealized gain on derivative financial instruments	2	—	10	19
Dividend received, employee future benefits and others	3	(1)	4	6
Operating income	51	50	130	188
Depreciation and amortization	53	48	156	142
Operating income before depreciation and amortization	104	98	286	330

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per common share basis:

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	2017	2016	2017	2016
Cash flow from operating activities	18	90	78	194
Changes in non-cash working capital components	43	(22)	105	37
Cash flow from operating activities (excluding changes in non-cash working capital components)	61	68	183	231
Specific items, net of current income taxes if applicable:
Restructuring costs	2	—	5	9
Adjusted cash flow from operating activities	63	68	188	240
Capital expenditures, other assets[1] and capital lease payments, net of disposals	(46)	(27)	(142)	(137)
Dividends paid to the Corporation’s Shareholders	(3)	(4)	(11)	(12)
Adjusted free cash flow	14	37	35	91
Adjusted free cash flow per common share	$0.15	$0.40	$0.37	$0.97
Weighted average basic number of common shares outstanding	94,718,891	94,415,335	94,658,949	94,783,533
1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	September 30, 2017	December 31, 2016
Long-term debt	1,575	1,530
Current portion of long-term debt	53	36
Bank loans and advances	33	28
Total debt	1,661	1,594
Less: Cash and cash equivalents	192	62
Net debt	1,469	1,532
Adjusted OIBD (last twelve months)	370	403
Net debt / Adjusted OIBD ratio	4.0	3.8
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.6	N/A
1 Pro forma basis to add Greenpac adjusted OIBD from Q4 2016 to Q1 2017 for the LTM period ended September 30, 2017.

13

MANAGEMENT’S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2016
The Corporation’s 2016 financial results reflect sales and operating results growth in the Tissue and the Specialty Products segments, in addition to increased sales in the Containerboard Packaging segment. This was offset by higher corporate costs, related to the implementation of our ERP system and other business process optimization initiatives, lower contribution from the Boxboard Europe segment due to the persistent challenging market environment in 2016, and reduced contribution from the Containerboard Packaging segment attributable to higher production and raw material costs.

FINANCIAL OVERVIEW - 2017
Results for the first nine months reflect strong sales from our packaging activities driven by year-over-year increases in shipments from all three segments and higher average selling prices for our Containerboard and Boxboard Europe activities. Beginning in the second quarter, the consolidation of Greenpac (announced April 5, 2017) benefited both sales and operating income levels. However, a sharp increase in raw material costs impacted the performance of our Containerboard and Boxboard Europe segments, the effects of which were partially offset by the corresponding stronger results generated by our recovery and recycling activities. Results from our Tissue segment include costs related to the start-up of its new converting plant on the West Coast of the US, as well as additional costs related to new branding and repositioning efforts of its product lines. Increased capacity in the Tissue market also had a negative impact on shipments. Finally, ERP implementation and business process optimization initiatives at the corporate level also required a higher level of resources during 2017 compared to 2016, and are expected to remain elevated through the end of the year.

For the 3-month period ended September 30, 2017, the Corporation posted net earnings of $33 million, or $0.35 per common share, compared to net earnings of $20 million, or $0.21 per common share in the same period of 2016. On an adjusted basis1, the Corporation generated net earnings of $19 million in the third quarter of 2017, or $0.20 per common share, compared to net earnings of $30 million or $0.32 per common share in the same period of 2016. The Corporation recorded an operating income of $51 million in the third quarter of 2017, compared to $50 million in the same period of 2016. On an adjusted basis1, operating income stood at $53 million in the third quarter of 2017, compared to $55 million in the same period of 2016.

For the 9-month period ended September 30, 2017, the Corporation posted net earnings of $450 million, or $4.75 per common share, compared to net earnings of $131 million, or $1.38 per common share in the same period of 2016. On an adjusted basis1, the Corporation generated net earnings of $55 million in the first nine months of 2017, or $0.58 per common share, compared to net earnings of $99 million or $1.05 per common share in the same period of 2016. The Corporation recorded an operating income of $130 million in the first nine months of 2017, compared to $188 million in the same period of 2016. On an adjusted basis1, operating income stood at $132 million in the first nine months of 2017, compared to $179 million in the same period of 2016.

The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter was consequently adjusted to $2.70 per common share from $3.41 per common share. For more details please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements:

(in millions of Canadian dollars)		2017
	BUSINESS SEGMENT:	CONTAINERBOARD PACKAGING
	ACQUIRED COMPANY:	Greenpac Holding LLC
		Preliminary allocation	Adjustments	Final allocation
Fair values of identifiable assets acquired and liabilities assumed:
Total assets		906	(68)	838
Total liabilities		(478)	1	(477)
Net assets acquired		428	(67)	361
Non-controlling interests		(57)	—	(57)
		371	(67)	304
Total consideration transferred
Previously held interest		187	—	187
Revaluation gain on previously held interest on April 4, 2017		223	(67)	156
Settlement of net liabilities with acquiree before the transaction		(39)	—	(39)
		371	(67)	304
1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.

14

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2015					2016					2017				LTM[8]
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2[9]	Q3	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	268	282	296	268	1,114	277	284	294	283	1,138	285	375	369	1,029	1,312
Boxboard Europe	296	286	266	263	1,111	278	267	258	263	1,066	296	283	271	850	1,113
	564	568	562	531	2,225	555	551	552	546	2,204	581	658	640	1,879	2,425
Tissue Papers	136	154	162	146	598	143	158	163	144	608	139	151	157	447	591
Total	700	722	724	677	2,823	698	709	715	690	2,812	720	809	797	2,326	3,016

Integration rate[2]
Containerboard	51%	49%	50%	54%	51%	52%	53%	54%	51%	52%	51%	51%	55%	53%	52%
Tissue Papers	68%	64%	64%	70%	67%	70%	65%	65%	72%	68%	71%	71%	68%	69%	71%

Manufacturing capacity utilization rate[3]
Packaging Products
Containerboard	91%	91%	95%	89%	92%	93%	93%	96%	91%	93%	96%	94%	91%	93%	93%
Boxboard Europe	101%	97%	91%	89%	94%	97%	92%	89%	91%	92%	102%	98%	94%	98%	96%
Tissue Papers	83%	90%	94%	90%	89%	87%	89%	93%	83%	88%	86%	89%	90%	88%	87%
Consolidated total	93%	93%	93%	89%	92%	93%	91%	93%	89%	92%	96%	95%	92%	94%	93%
FINANCIAL
Return on assets[4]
Packaging Products
Containerboard	15%	16%	18%	19%	19%	19%	19%	18%	17%	17%	16%	14%	13%	13%	13%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	11%	11%	11%
Specialty Products	14%	15%	15%	17%	17%	18%	19%	20%	20%	20%	20%	21%	19%	19%	19%
Tissue Papers	11%	11%	12%	13%	13%	15%	17%	17%	16%	16%	15%	14%	12%	12%	12%
Consolidated return on assets	9.9%	10.0%	10.8%	11.3%	11.3%	11.8%	12.0%	11.3%	10.8%	10.8%	9.8%	9.1%	8.9%	8.9%	8.9%
Return on capital employed[5]	4.5%	4.8%	5.5%	5.7%	5.7%	6.0%	6.2%	5.5%	5.2%	5.2%	4.5%	3.9%	3.7%	3.7%	3.7%

Working capital[6]
In millions of $, at end of period	409	428	472	406	406	456	475	460	326	326	402	469	514	514	514
As a % of sales[7]	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%	11.4%	11.3%	11.0%	11.0%	10.6%	10.5%	10.6%	10.6%	10.6%

1 Shipments do not take into account the elimination of business sector inter-segment shipments. Starting in Q2 2017, including Greenpac. Shipments from our Specialty Products segment are not presented as they are not in short ton for the most part.
2 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Starting in Q2 2017, including Greenpac.
3 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products segment manufacturing activities. Starting in Q2 2017, including Greenpac.
4 Return on assets is a non-IFRS measure defined as the last twelve months’ (“LTM”) adjusted OIBD/LTM quarterly average of total assets less cash and cash equivalents. Not adjusted for discontinued operations.
Starting in Q2 2017, including Greenpac on a consolidated basis.
5 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core associates and joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables and cash and cash equivalents. Not adjusted for discontinued operations. Including Greenpac as an associate up to Q1 2017. Starting in Q2 2017, including Greenpac on a consolidated basis.
6 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for discontinued operations. Starting in Q2 2017, including
Greenpac.
7 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations. Starting in Q2 2017, including Greenpac.
8 LTM (Last twelve months).
9 The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

15

HISTORICAL FINANCIAL INFORMATION

	2015					2016					2017				LTM[3]
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2[2]	Q3	TOTAL
Sales
Packaging Products
Containerboard	300	322	353	326	1,301	336	342	356	336	1,370	346	428	438	1,212	1,548
Boxboard Europe	216	202	205	202	825	219	197	189	191	796	211	213	202	626	817
Specialty Products	135	146	151	147	579	149	157	158	156	620	173	188	181	542	698
Inter-segment sales	(12)	(13)	(15)	(15)	(55)	(15)	(14)	(16)	(16)	(61)	(22)	(27)	(32)	(81)	(97)
	639	657	694	660	2,650	689	682	687	667	2,725	708	802	789	2,299	2,966
Tissue Papers	274	299	341	322	1,236	320	324	342	319	1,305	306	338	323	967	1,286
Inter-segment sales and Corporate activities	(3)	(6)	(9)	(7)	(25)	(6)	(8)	(8)	(7)	(29)	(8)	(10)	(9)	(27)	(34)
Total	910	950	1,026	975	3,861	1,003	998	1,021	979	4,001	1,006	1,130	1,103	3,239	4,218
Operating income (loss)
Packaging Products
Containerboard	39	41	58	32	170	40	46	44	28	158	33	30	50	113	141
Boxboard Europe	9	9	5	(51)	(28)	8	7	1	3	19	5	13	5	23	26
Specialty Products	5	9	6	11	31	9	16	12	14	51	13	14	10	37	51
	53	59	69	(8)	173	57	69	57	45	228	51	57	65	173	218
Tissue Papers	2	10	30	22	64	19	18	26	12	75	8	17	9	34	46
Corporate activities	(27)	(8)	(22)	(27)	(84)	(3)	(22)	(33)	(24)	(82)	(28)	(26)	(23)	(77)	(101)
Total	28	61	77	(13)	153	73	65	50	33	221	31	48	51	130	163
Adjusted OIBD[1]
Packaging Products
Containerboard	52	55	68	56	231	55	60	58	43	216	45	56	72	173	216
Boxboard Europe	17	19	14	13	63	16	17	9	11	53	14	21	14	49	60
Specialty Products	10	14	18	16	58	14	16	18	17	65	18	20	15	53	70
	79	88	100	85	352	85	93	85	71	334	77	97	101	275	346
Tissue Papers	15	23	43	38	119	34	39	47	30	150	23	35	24	82	112
Corporate activities	(9)	(8)	(9)	(19)	(45)	(13)	(20)	(29)	(19)	(81)	(25)	(25)	(19)	(69)	(88)
Total	85	103	134	104	426	106	112	103	82	403	75	107	106	288	370
Net earnings (loss)	(35)	24	22	(76)	(65)	75	36	20	4	135	161	256	33	450	454
Adjusted[1]	17	24	49	22	112	34	35	30	15	114	12	24	19	55	70
Net earnings (loss) per common share (in dollars)
Basic	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$2.70	$0.35	$4.75	$4.79
Basic, adjusted[1]	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35	$0.38	$0.32	$0.16	$1.21	$0.13	$0.25	$0.20	$0.58	$0.74
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$2.70	$0.35	$4.75	$4.79

Cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components)	35	70	110	107	322	56	107	68	85	316	33	89	61	183	268

Net debt[1]	1,691	1,693	1,741	1,721	1,721	1,684	1,664	1,625	1,532	1,532	1,617	1,780	1,469	1,469	1,469

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Including Greenpac on a consolidated basis starting in Q2 2017. The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).
3 LTM (Last twelve months).

16

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation’s 2017 and 2016 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•
On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation following changes to the Greenpac equity holders agreement. As a result, the Corporation began consolidating Greenpac results on April 4, 2017. The agreement did not involve any cash consideration.

•
On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and the customer list from its Thompson plant, located in Connecticut, and paid US$12 million ($15 million) to Rand-Whitney.

SPECIALTY PRODUCTS

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

TISSUE

•
During the first quarter of 2017, the Corporation successfully began production at its new tissue converting facility in Scappoose, Oregon, which houses three new state-of-the-art converting lines. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation’s tissue paper plant located 12 kilometers away in St. Helens.

•
On May 13, 2016, the Corporation decided to close the tissue paper converting operations in its Toronto, Ontario plant in order to optimize its supply chain and maximize its profitability. The Corporation transferred some of the assets to other facilities.

17

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On August 3, 2017, as part of the Corporation’s modernization and optimization efforts in the Northeastern United States, the Corporation announced an investment of US$80 million for the construction of a new containerboard packaging plant in Piscataway, New Jersey. This new plant will manufacture corrugated packaging products. The operation is planned to start in the second quarter of 2018.

Consequently, the Corporation also announced on August 10, 2017, that it will close its containerboard converting plant in Maspeth, New York. The plant will close no later than December 31, 2018.

ii. On July 27, 2017, the Corporation announced the sale of its 17.3% equity holding in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million.

iii. On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

iv. At the end of the first quarter of 2017, the Corporation announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac, for a consideration of US$12 million ($16 million). This transaction increased the Corporation’s total participation in Greenpac by 2.8% to 62.5%.

v. On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.8%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combined the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interests after the closing, no impact was recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

18

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

SALES
Sales increased by $82 million, or 8%, to reach $1,103 million in the third quarter of 2017, compared to $1,021 million in the same period of 2016. Sales in the Containerboard business increased by 23% compared to the prior year, driven by the inclusion of results from the Greenpac Mill, an improved sales mix on a same plants basis and a higher average selling price as the US$50/s.t. price increase continued to be rolled out during the quarter. The Specialty Products segment generated a 15% sales increase, reflecting higher average selling prices and additional sales from recovery and recycling activities due to the higher recycled fibre pricing. Sales levels increased 7% in the Boxboard Europe segment as a result of improvements in volumes, average selling price, and the depreciation of the Canadian dollar against the euro. Finally, in the Tissue papers segment, sales decreased by 6% year-over-year, driven by lower volume, particularly in the parent roll market. These negative impacts were partly offset by a favourable sales mix. The appreciation of the Canadian dollar against the American dollar had a negative impact on sales of our three North American segments.

OPERATING INCOME FROM OPERATIONS
The Corporation generated operating income of $51 million in the third quarter of 2017, $1 million more than the $50 million reported in the same period of 2016. This slight increase, despite the consolidation of Greenpac, reflects higher raw material costs that negatively impacted contribution levels from all four segments. The Boxboard Europe segment benefited from higher volume and less downtime compared to last year, as the economic environment is strengthening. On the other hand, the Tissue papers segment’s results were negatively impacted by increased capacity in the market, which subtracted parent rolls volume as well as the start up of the new plant on the west coast. The depreciation and amortization expense increased by $5 million, mainly due to business combination.

Adjusted operating income1 was $53 million in the third quarter of 2017, compared to $55 million in the same period of 2016.

The main variances in sales and operating income in the third quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

1,021
61
42
23
(12)
(14)
(18)
1,103
Sales Q3 2016
Business Acq. and closures
Selling price & mix
Recovery and recycling[5]
Volume
Other intercompany eliminations
F/X CAN$
Sales Q3 2017

50
48
5
103
42
7
7
(9)
(44)
106
(2)
(53)
51
Q3 2016 Operating income
Depreciation & amortization
Specific items
Q3 2016 Adjusted OIBD 1
Selling price & mix
Business Acq. and closures and other variations
Energy
Other production costs 4
Raw material 2
Q3 2017 Adjusted OIBD 1
Specific items
Depreciation & amortization
Q3 2017 Operating income

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Raw material: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.
3 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation’s Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation’s Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 34 of our 2016 Annual Report for further details).
4 Other production costs: “Other production costs” include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiency and product mix changes.
5 Recovery and Recycling activities: While this segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling activities are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appear within each business segment review (please refer to pages 20 to 27).

19

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills [2]
U.S. containerboard production totaled close to 9.5 million short tons in the third quarter of 2017, an increase of 2% sequentially and year-over-year. The industry registered an average capacity utilization rate of 97% during the quarter.

The average inventory level increased 2% sequentially during the third quarter of 2017, but declined 1% compared to the same period last year. Inventory levels stood at approximately 2.4 million short tons at the end of September, representing 3.6 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging segment in the third quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

356
62
32
(5)
(7)
438
Sales Q3 2016
Business acquisition
Selling price & mix
Volume
F/X CAN$
Sales Q3 2017

44
13
1
58
32
7
(25)
72
(3)
(19)
50
Q3 2016 Operating income
Depreciation & amortization
Specific items
Q3 2016 Adjusted OIBD 1
Selling price & mix
Business acq and other variations
Raw material 2
Q3 2017 Adjusted OIBD 1
Specific items
Depreciation & amortization
Q3 2017 Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred certain specific items in the third quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 7 to 13 for reconciliations and details.

20

Q3 2016	Q3 2017	Change in %

Shipments[2] ('000 s.t.)		26%
294	369

Average Selling Price
(CAN$/unit)
1,212	1,186	-2%

Sales ($M)		23%
356	438

Operating income ($M)
(as reported)
44	50	14%

(adjusted)[1]		18%
45	53

OIBD[1] ($M)
57	69	21%
% of sales
16%	16%

(adjusted)[1]
58	72	24%
% of sales
16%	16%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments. Including 3.2 billion square feet in the third quarter of 2017 compared to 3.1 billion square feet in the same period of 2016.

3 Up to Q1 2017, the Corporation’s interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4 Starting in Q2 2017, including sales to other partners in Greenpac.

External mill shipments rose by 77,000 s.t., or 70%, mainly driven by the consolidation of Greenpac (please refer to the “Business Highlights” section for more details). The manufacturing capacity utilization rate decreased by 5% compared to the same period last year, largely due to logistical disruptions as a result of weather-related events in the Southern US. The mill integration rate increased to 55%4 in the current period from 54% in the same period last year. Including sales to associates, the third quarter integration rate was 67%4 compared to 69% for the same period last year. On the converting side, shipments increased by 2% in MSF (thousand square feet).

The decrease in the average selling price reflects a less favourable product mix compared to the prior year. This is due in large part to the consolidation of Greenpac, which increased the proportion of sales from our primary sector, sold at a lower price than converted products, by 14%. In Canadian dollars and when excluding the Greenpac mix effect, the average selling price of our primary products increased by 15% or $96 per s.t., while our converted products increased average selling prices by 6%, or $94 per s.t.

The $82 million, or 23% increase in sales was largely driven by the Greenpac addition, which added $62 million to sales on a consolidated basis. Excluding the Greenpac impact on sales mix, the higher average selling price denominated in Canadian dollars added $27 million to sales. Also, the favourable product mix added another $5 million to sales. The average appreciation of 4% of the Canadian dollar and the lower volume in short tons, excluding Greenpac, also negatively impacted sales by $7 million and $5 million respectively.

The 14% increase in operating income reflects a $32 million benefit from a higher average selling price and mix, when excluding the Greenpac mix effect. This more than offset the $25 million negative impact from higher average raw material costs. The consolidation of Greenpac contributed positively to operating income. On the negative side, higher other production costs, negatively impacted operating income. These increased costs are mainly due to higher subcontracting costs, repair & maintenance costs, as well as energy and freight costs compared to last year. Moreover, higher labour costs related to ERP and business process optimization following some implementations had a negative impact on operating income.

The segment also incurred certain specific items1 in the third quarters of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $53 million in the third quarter of 2017, compared to $45 million in the same period of 2016.

Finally, the Corporation’s net earnings included our share of results from the Greenpac3 Mill (59.7%) prior to the Corporation’s April 5, 2017 announcement (please refer to the “Business Highlights” section for more details). In the third quarter of 2016, Greenpac contributed $6 million to the Corporation’s results.

21

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European order inflow of coated boxboard 1
In Europe, order inflows of white-lined chipboard (WLC) totaled approximately 750,000 tonnes in the third quarter, a decrease of 9% sequentially but a 10% increase year-over-year. In the European countries where our Boxboard Europe segment is active, WLC prices remained stable sequentially and rose 4% compared to the same period last year. The folding boxboard industry recorded order inflows of approximately 555,000 tonnes during the third quarter, which represented a 9% decrease sequentially, but a 13% increase year-over-year.

European coated recycled boxboard order inflow (White-lined chipboard (WLC) - 5-week weekly moving average)	European coated virgin boxboard order inflow (Folding boxboard (FBB) - 5-week weekly moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe segment in the third quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

189
9
2
2
202
Sales Q3 2016
Volume
Selling price & mix
F/X CAN$
Sales Q3 2017

1
8
9
5
4
4
(8)
14
(9)
5
Q3 2016 Operating income
Depreciation & amortization
Q3 2016 Adjusted OIBD 1
Other costs 4
Energy
Other variances
Raw material 2
Q3 2017 Adjusted OIBD 1
Depreciation & amortization
Q3 2017 Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred certain specific items in the third quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 7 to 13 for reconciliations and details.

22

Q3 2016	Q3 2017	Change in %

Shipments[2] ('000 s.t.)		5%
258	271

Average Selling Price[3]
(CAN$/unit)
734	748	2%
(Euro€/unit)
504	508	1%

Sales ($M)		7%
189	202

Operating income ($M)
(as reported)
1	5	400%

(adjusted)[1]		400%
1	5

OIBD[1] ($M)
9	14	56%
% of sales
5%	7%

(adjusted)[1]
9	14	56%
% of sales
5%	7%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Shipments do not take into account the elimination of business sector inter-company shipments.
3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 18,000 s.t., or 8%, to 238,000 s.t. during the third quarter of 2017, while shipments of virgin boxboard decreased by 5,000 s.t., or 14%, to 33,000 s.t. The increase in shipments was mainly driven by stronger demand in Western Europe.

The average selling price increased by 1% in euros and 2% in Canadian dollars, reflecting the 1% average depreciation of the Canadian dollar against the euro. Compared to the third quarter of 2016, a favourable geographical sales mix helped improve the average selling price in recycled boxboard activities by €14, or 3%. The average selling price in virgin boxboard activities decreased by €14, or 2%, in the third quarter of 2017 compared to last year.

The increase in sales reflects higher volumes and average selling price coming from the recycled boxboard sector and the 1% average depreciation of the Canadian dollar against the euro.

Operating income increased by $4 million year-over-year in the third quarter of 2017, largely due to lower energy costs and higher sales. Also, shorter seasonal downtime due to a better market environment in 2017 led to lower labour and repair and maintenance costs. Partially offsetting these benefits were higher raw material costs during the period, primarily for recycled materials.

23

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - fibre costs in North America [1]	Reference price - uncoated recycled boxboard [1]
The price for white grade recycled paper No. 37 (sorted office papers, “SOP”) decreased 1% sequentially during the third quarter of 2017, but increased 11% year-over-over. The price of brown grade recycled paper No. 11 (old corrugated containers, “OCC”) increased by 9% and 60% sequentially and year-over-year, respectively, due to strong domestic and foreign demand. Prices for recycled paper No. 8 (special news, “ONP”) increased 13% compared to the previous quarter and year-over-year.

The reference price for uncoated recycled boxboard, which experienced price increases at the beginning of the year due to improved market dynamics, averaged $660 per short ton in the third quarter of 2017. This was stable sequentially, and represented a 9% increase compared to the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products segment in the third quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

158
23
7
(2)
(5)
181
Sales Q3 2016
Recovery and recycling[5]
Selling price & mix
Other variations
Volume
Sales Q3 2017

12
6
18
7
(4)
(6)
15
(5)
10
Q3 2016 Operating income
Depreciation & amortization
Q3 2016 Adjusted OIBD 1
Selling price & mix
Raw material 2
Other production costs 4
Q3 2017 Adjusted OIBD 1
Depreciation & amortization
Q3 2017 Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred certain specific items in the third quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 7 to 13 for reconciliations and details.

24

Q3 2016	Q3 2017	Change in %

Sales ($M)		15%
158	181

Operating income ($M)
(as reported)
12	10	-17%

(adjusted)[1]		-17%
12	10

OIBD[1] ($M)
18	15	-17%
% of sales
11%	8%

(adjusted)[1]
18	15	-17%
% of sales
11%	8%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Overall, shipments in the Specialty Products segment increased in the Recovery and Recycling activities2 and remained fairly stable in the Industrial Packaging sector. There was a decrease in shipments for our Consumer Product packaging sector.

In addition to higher volumes, higher selling prices in our Recovery and Recycling activities2 contributed to a $23 million increase in sales. Higher selling prices in our Industrial and Consumer Product packaging sectors also contributed an additional $7 million in total. These positive factors were partly offset by the volume decrease in our Consumer Product packaging segment, especially the flexible packaging activities.

Operating income decreased by 17% in the third quarter of 2017. Unfavourable sales volume in our Consumer Product packaging sector, the stronger Canadian dollar and higher operating costs were partly offset by higher realized spreads in all our sectors.

25

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry converted product shipments [1]
During the third quarter of 2017, production of parent rolls amounted to 2.2 million tons, down 2% sequentially and up 2% compared to the same period last year. The average capacity utilization rate for the quarter stood at 93%, stable year-over-year.

Shipments in the Away-from-Home market were down 8% sequentially and up 3% year-over-year in the third quarter. Shipments in the Retail market rose by 2% compared to the previous quarter and 1% versus the same period of 2016.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers segment in the third quarter of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

342
4
(11)
(12)
323
Sales Q3 2016
Selling price & mix
Volume
F/X CAN$
Sales Q3 2017

26
16
5
47
4
(6)
(10)
(11)
24
(2)
(13)
9
Q3 2016 Operating income
Depreciation & amortization
Specific items
Q3 2016 Adjusted OIBD 1
Selling price & mix
Other variations
Other production costs 4
Raw materials 2
Q3 2017 Adjusted OIBD 1
Specific items
Depreciation & amortization
Q3 2017 Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred certain specific items in the third quarters of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 7 to 13 for reconciliations and details.

26

Q3 2016	Q3 2017	Change in %

Shipments[2] ('000 s.t.)		-4%
163	157

Average Selling Price
(CAN$/unit)
2,093	2,064	-1%

Sales ($M)		-6%
342	323

Operating income ($M)
(as reported)
26	9	-65%

(adjusted)[1]		-65%
31	11

OIBD[1] ($M)
42	22	-48%
% of sales
12%	7%

(adjusted)[1]
47	24	-49%
% of sales
14%	7%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 7,000 s.t., or 14%, in the third quarter of 2017 compared to the same period of 2016. The lower level of external shipments is mainly due to increased capacity in the market, tight hand towels shipments and an improved integration rate of 68% in the current period, compared to 65% in the third quarter of 2016. Converting shipments increased by 1,000 s.t., or 1%, primarily due to Consumer Products sector growth.

The 1% decrease in the average Canadian dollar selling price was due to the 4% average appreciation of the Canadian dollar against the U.S. dollar. On the other hand, price increases announced during the second half of 2016 in both the AFH and Consumer Products sectors and a higher proportion of sales of converted products positively impacted the average selling price compared to 2016.

Third quarter sales decreased 6% compared to the prior year. This reflects an $11 million negative impact related to lower volumes and a $12 million unfavourable foreign exchange rate impact following the 4% average appreciation of the Canadian dollar against the U.S. dollar. Partly offsetting the decrease was a $4 million positive impact on average selling price due to the higher proportion of sales of converted products.

The decrease in operating income is mainly attributable to lower parent rolls volumes, significant increases in recycled fibres and virgin pulp pricing year-over-year, and a higher usage of virgin pulp. Improved operational efficiencies since the beginning of the year were offset by higher transportation and outsourcing costs related to a different customer mix. As well, other production costs increased due to the higher proportion of converted products in total volumes. These products generate greater contribution to operating income through higher selling prices.

While the new Oregon facility is operating, market penetration has been slower than expected. Current market conditions in the area coupled with the timing of customer bid processes have meant that securing new business has taken longer than anticipated, which has negatively impacted profitability for the Tissue Papers segment compared to last year.

The segment also incurred certain specific items1 in the third quarters of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $11 million in the third quarter of 2017, compared to $31 million in the same period of 2016.

27

CORPORATE ACTIVITIES

Operating income in the first nine months of 2017 includes an unrealized gain of $10 million on financial instruments (gain of $3 million in the third quarter). This compares to an unrealized gain of $19 million in the first nine months of 2016 (gain of $1 million in the third quarter) following the fluctuation of the Canadian dollar in both periods. In 2017, a gain of $1 million on sale of assets is also included in operating income during the second quarter.

Activities related to our ERP system and business process re-engineering increased our costs by $8 million in the first nine months of 2017 compared to the same period in 2016. These higher costs reflect the accelerated implementation of our ERP platform since the second half of 2016, and additional costs associated with the optimization of internal processes such as planning, logistics and procurement during 2016 and the beginning of 2017. These activities are expected to reduce cost levels in the future, but will require average quarterly investments of approximately $7 million through the end of 2017 in order to complete.

STOCK-BASED COMPENSATION EXPENSE
Share-based compensation expense recognized in the Corporate Activities results amounted to $6 million in the first nine months of 2017 (nil in the third quarter) compared to $3 million in the same period of 2016 ($2 million in the third quarter) as a result of our market share price fluctuations during both periods. For more details on stock-based compensation, please refer to Note 20 of the 2016 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense increased by $14 million to $156 million in the first nine months of 2017 ($53 million in the third quarter) compared to $142 million in the same period of 2016 ($48 million in the third quarter). The increase is largely attributable to the consolidation of Greenpac beginning in the second quarter of 2017.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits amounted to $73 million in the first nine months of 2017 ($26 million in the third quarter), compared to $71 million in the same period of 2016 ($24 million in the third quarter). The additional interest expense from the consolidation of Greenpac in the second quarter of 2017 was mostly offset by lower indebtedness, when excluding the Greenpac acquisition, and capitalized interest on major investments. In the second quarter of 2017, a dividend revenue of $2 million from our participation in Boralex was recorded as the investment was reclassified as an available-for-sale financial asset at the end of the first quarter (see Notes 4 and 6 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

PROVISION FOR INCOME TAXES
In the first nine months of 2017, the Corporation recorded an income tax recovery of $24 million, for an effective tax rate of -5.5%. This compares to an income tax provision of $43 million in the same period of 2016.

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2017	2017
Provision for income taxes based on the combined basic Canadian and provincial income tax rate	14	115
Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations	(2)	11
Prior years reassessment	3	3
Reversal of tax liabilities related to our previously held investment in Greenpac	—	(70)
Non-taxable gain on revaluation of previously held equity interest - Greenpac associate	—	(56)
Capital gain on revaluation of previously held equity interest - Boralex associate	—	(21)
Change in tax assets relating to capital tax losses	8	8
Change in tax asset relating to operating tax losses	—	(4)
Other	(4)	(10)
	5	(139)
Provision for (recovery of) income taxes	19	(24)

28

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $156 million generated by the business combination of Greenpac, since it is included in the fair value of assets and liabilities acquired as described in Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements.

The income tax provision on Boralex revaluation gain was calculated at the rate of capital gains. Also, consequently with the sale of its participation in Boralex in July 2017, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $8 million of tax assets was unrecognized in the third quarter and recorded in the statement of earnings.

The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures are calculated at the rate of capital gains.

The Corporation’s share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac Mill up to the first quarter of 2017, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. As such, income taxes at the United States statutory tax rate are fully integrated into each partners’ consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac’s net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. The weighted-average applicable tax rate was 26.7% in the first nine months of 2017.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
Until March 10, 2017, the share of results of associates and joint ventures included our 17.37% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation’s participation in Boralex decreased to 17.37%. This resulted in a dilution gain of $15 million, which is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and considered an available-for-sale financial asset, which is classified in “Other assets.” Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

On April 5, 2017, the Corporation announced the inclusion of Greenpac’s results on a consolidated basis starting on April 4, 2017. The transaction resulted in a gain of $156 million on the revaluation of previously held interests. As a result of the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).
Prior to the announcement, the Corporation recorded its 62.5% share of the Greenpac Mill results as an associate. As such, in the first quarter of 2017, contribution stood at $7 million. In the first nine months of 2016, Greenpac had a contribution of $11 million ($6 million in the third quarter, including our $7 million share of fees related to the debt refinancing completed in the second quarter of 2016). No provision for income taxes was included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the “Provision for income taxes” section above for more details).
For more information on specific items, please refer to the “Supplemental Information on Non-IFRS Measures” section on pages 7 to 13.

29

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES
Cash flows from operating activities generated $78 million of liquidity in the first nine months of 2017 ($18 million in the third quarter), compared to $194 million generated in the same period of 2016 ($90 million in the third quarter). Changes in non-cash working capital components required $105 million of liquidity in the first nine months of 2017 ($43 million in the third quarter), versus $37 million required in the same period of 2016 ($22 million generated in the third quarter). The first half of the year normally requires cash for working capital purposes due to seasonal variations, while prepaid expenses and payments of volume rebates are also more elevated in the first three months of the year. Moreover, inventory build-up normally takes place during the first half of the year in preparation for the seasonally stronger summer. For the first nine months of 2017, higher inventory levels in our Containerboard and Tissue segments in addition to higher accounts receivable due to higher sales in Containerboard are the main factors leading to the use of liquidity. As at September 30, 2017, working capital as a percentage of LTM sales stood at 10.6% compared to 11.0% as at December 31, 2016.

Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $183 million in the first nine months of 2017 ($61 million in the third quarter), which compared to $231 million in the same period of 2016 ($68 million in the third quarter). This cash flow measurement is relevant to the Corporation’s ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES
Investment activities generated $168 million in the first nine months of 2017 ($245 million generated in the third quarter), compared to $123 million used in the same period of 2016 ($16 million used in the third quarter). Capital expenditure payments in the first nine months of 2017 totaled $136 million ($38 million in the third quarter), compared to $125 million in the same period of 2016 ($23 million in the third quarter). The business combination of Greenpac in the second quarter of 2017 added $34 million of cash and cash equivalents. Proceeds from disposals of property, plant and equipment were also higher in 2017 compared to 2016. Refer to the “Supplemental Information on Non-IFRS Measures” section on pages 7 to 13 for more details.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Total capital expenditure payments in the first nine months of 2017 were $136 million ($38 million in the third quarter), compared to $125 million in the same period of 2016 ($23 million in the third quarter). However, new capital expenditure projects amounted to $129 million in the first nine months of 2017 ($41 million in the third quarter), compared to $133 million in the same period of 2016 ($33 million in the third quarter). The variance in the amounts is related to purchases of property, plant and equipment included in “Trade and Other Payables” and to capital-lease acquisitions.

New capital expenditure projects by segment in the first nine months of 2017 were as follows (in $M):

30

The major capital projects that were initiated, are in progress or were completed in the first nine months of 2017 are as follows:

CONTAINERBOARD PACKAGING

•	Investment for the construction of a new containerboard packaging plant in Piscataway, New Jersey, United States (please refer to “Significant Facts and Developments” section for more details).

BOXBOARD EUROPE

•	Installation of new shoe press equipment at the Blendecques, France, recycled boxboard mill.

SPECIALTY PRODUCTS

•	Plant extension and a new extruder at the rigid plastic packaging facility located in Drummondville, Québec.

TISSUE

•	Investments associated with the new tissue converting plant in Scappoose, Oregon. Please refer to the “Business Highlights” section for more details.

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

The investments in associates and joint ventures and change in intangible and other assets generated $256 million in the first nine months of 2017 ($283 million generated in the third quarter), compared to $14 million generated in the same period of 2016 ($6 million generated in the third quarter). The main items associated with these amounts were as follows:

In the first nine months of 2017, we sold our investment in Boralex for an amount of $288 million (please refer to the “Significant Facts and Developments” section for more details).

At the end of the first quarter of 2017, the Corporation announced the acquisition of a minority stake in Containerboard Partners (Ontario) Inc., which owns 12% of Greenpac, for a consideration of US$12 million ($16 million). This transaction increased the Corporation’s total participation in Greenpac by 2.8% to 62.5% via the acquired additional indirect ownership.

In the first nine months of 2017, the Corporation invested $16 million in intangible and other assets ($5 million in the third quarter) related to our ERP information technology system and additional software needed to support our business process optimization.

In the first nine months of 2016, we received amounts from our associate company Greenpac related to both its bridge loan from the Corporation, and to management fees due to the Corporation. As well, we collected an amount in trust that was no longer required. The total amounts received were partly offset by investments being made in the modernization of our financial information system (ERP information technology system), and for software to support our business process reengineering.

FINANCING ACTIVITIES

Financing activities, including $11 million ($3 million in the third quarter) of dividend payments to Shareholders, debt repayment and the change in our revolving facility, used $117 million in liquidity in the first nine months of 2017 ($138 million used in the third quarter), compared to $92 million used in the same period of 2016 ($66 million used in the third quarter). Cascades issued 192,375 common shares at an average price of $7.56 as a result of the exercise of stock options in the first nine months of 2017, representing an aggregate amount of $1 million received. During the first nine months of 2017, the Corporation also paid $9 million for the settlement of a portion of its 2017 derivative financial instruments on long-term debt. Dividends paid to non-controlling interests amounted to $5 million in 2017 compared to $1 million in 2016. These payments are the results of dividends paid to the non-controlling shareholders of Greenpac and/or Reno de Medici.

31

CONSOLIDATED FINANCIAL POSITION
AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016
The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	September 30, 2017	December 31, 2016
Cash and cash equivalents	192	62
Working capital[1]	514	326
As a % of sales[2]	10.6%	11.0%

Bank loans and advances	33	28
Current portion of long-term debt	53	36
Long-term debt	1,575	1,530
Total debt	1,661	1,594
Net debt (total debt less cash and cash equivalents)	1,469	1,532

Equity attributable to Shareholders	1,421	984
Non-controlling interests	152	90
Total equity	1,573	1,074
Total equity and net debt	3,042	2,606
Ratio of net debt/(total equity and net debt)	48.3%	58.8%
Shareholders’ equity per common share (in dollars)	$15.00	$10.41
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Starting in Q2 2017, including Greenpac on a consolidated basis.

NET DEBT1 RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first nine months of 2017 are shown below (in millions of dollars), with the applicable financial ratios included.

403	Adjusted OIBD[1,2] (last twelve months)	409
3.8	Net debt/Adjusted OIBD[1,2]	3.6

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Capital expenditures for 2017 have been budgeted at approximately $200 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at September 30, 2017, the Corporation had $736 million (net of letters of credit in the amount of $14 million) available through its $750 million credit facility (excluding our subsidiaries Greenpac and Reno De Medici’s credit facilities). Cash and cash equivalent as at September 30, 2017, is composed as follow: $105 million in the Parent Company, $61 million in Greenpac and Reno de Medici and $26 million in other subsidiaries.

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 2017 Adjusted OIBD including last twelve months of Greenpac on a pro forma basis.

32

NEAR-TERM OUTLOOK

We are confident that the execution of our strategic plan will reinforce our business platform and our positioning within our two primary markets of packaging and tissue going forward. The North American landscape remains competitive in both segments, and demands that producers like Cascades enhance efficiency, productivity, innovation and pro-active execution to meet changing customer needs and challenging market conditions. This will be particularly true for our tissue segment in the near term as new capacity comes on-line. To this end, we believe that our focus on increasing our level of integration, upgrading our platform through targeted investments in state-of-the-art equipment and improving logistics by optimizing our geographic footprint will reinforce our platform and put us in a strong position for the future.

Within the context of the seasonally slower fourth quarter, we expect near-term performance of our Containerboard division to benefit from the strong North American industry demand trends, the addition of Greenpac results, and impact of the liner and medium price increases as of the end of the third quarter. The most significant potential headwind for this segment remains raw material pricing, most notably OCC. While we anticipate pricing fluctuations to continue, we expect results in the fourth quarter to benefit from a lower average OCC price following the cumulative $65/st decrease in the index price over September to November. Our European Boxboard activities are expected to continue to benefit from positive trends in demand through the end of 2017, in addition to a more favourable geographic sales mix and the continued gradual roll-out of announced price increases. Our Specialty Products segment performance will reflect the variances in its recovery and recycling activities that mirror changes in market pricing, and continued positive momentum in its other packaging activities. Finally, near-term results from our Tissue activities are expected to remain under pressure as a result of a combination of higher raw material pricing, most notably virgin pulp, ongoing weakness in the hand towel jumbo roll market, and the seasonally weaker fall and winter season. The slower than anticipated ramp-up in sales levels at our new tissue converting operation in Oregon, due in part to the timing of customer bid processes, is also expected to dampen results in tissue over the upcoming quarters.

33

CAPITAL STOCK INFORMATION

SHARE TRADING
Cascades’ stock is traded on the Toronto Stock Exchange under the ticker symbol “CAS.” From July 1, 2017 to September 30, 2017, Cascades’ share price fluctuated between $13.76 and $18.20. During the same period, 13.3 million Cascades shares were traded on the Toronto Stock Exchange. On September 30, 2017, Cascades shares closed at $14.96. This compares to a closing price of $12.83 on the same day last year.

COMMON SHARES OUTSTANDING
As at September 30, 2017, the Corporation’s issued and outstanding capital stock consisted of 94,718,891 common shares (94,526,516 as at December 31, 2016), and 5,018,307 issued and outstanding stock options (5,216,063 as at December 31, 2016). In the first nine months of 2017, there were no common shares repurchased by the Corporation, and 192,375 stock options were exercised and 5,381 stocks options were forfeited. As at November 8, 2017, issued and outstanding capital stock consisted of 94,795,903 common shares and 4,941,295 stock options.

NORMAL COURSE ISSUER BID PROGRAM
The current normal course issuer bid enables the Corporation to purchase for cancellation up to 946,066 common shares between March 17, 2017 and March 16, 2018. During the period from March 17, 2017 to November 8, 2017, there were no common shares repurchased by the Corporation.

DIVIDEND POLICY
On November 8, 2017, Cascades’ Board of Directors declared a quarterly dividend of $0.04 per common share to be paid on December 1, 2017, to shareholders of record at the close of business on November 22, 2017. This $0.04 per common share dividend is in line with the previous quarter and the same quarter last year. On November 8, 2017, dividend yield was 1.0%.

	2015		2016				2017
TSX Ticker: CAS	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Common shares outstanding (in millions) [1]	94.5	95.3	95.4	94.5	94.4	94.5	94.7	94.7	94.7
Closing price [1]	$8.61	$12.71	$8.57	$9.15	$12.83	$12.10	$13.71	$17.69	$14.96
Average daily volume [2]	123,487	218,204	291,483	166,510	118,987	118,554	182,011	362,191	214,545
Dividend yield [1]	1.9%	1.3%	1.9%	1.7%	1.2%	1.3%	1.2%	0.9%	1.1%
1 On the last day of the quarter.
2 Average daily volume on the Toronto Stock Exchange.

CASCADES’ SHARE PRICE FOR THE PERIOD OCTOBER 1, 2015 TO SEPTEMBER 30, 2017

34

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

For all the details for this section, please refer to the notes to the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings,” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at September 30, 2017.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at September 30, 2017, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended September 30, 2017, there were no changes in the Corporation’s ICFR that materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

35

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks arising from changes in the selling prices of its principal products, the cost of raw material, interest rates and foreign currency exchange rates, all of which could have an impact on the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, and not for speculative investment purposes.

Pages 72 to 80 of our Annual Report for the year ended December 31, 2016, contain a discussion of the key areas of the Corporation’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Please refer to our Annual Report for further details.

36

APPENDIX
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016
FINANCIAL RESULTS FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

SALES
Sales increased by $217 million, or 7%, to $3,239 million in the first nine months of 2017, compared to $3,022 million in the same period of 2016. Sales in the Containerboard business increased by 17% compared to the prior year, driven by the inclusion of results from the Greenpac Mill, an improved sales mix on a same plants basis and a higher average selling price as the US$50/s.t. price increase continued to be rolled out during the quarter. The Specialty Products segment generated a 17% sales increase, reflecting higher average selling prices and additional sales from recovery and recycling activities due to the higher recycled fibre pricing. Sales levels increased 3% in the Boxboard Europe segment as a result of improvements in volumes despite lower average selling prices. Finally, in the Tissue papers segment, sales decreased by 2%, driven by lower volume, particularly in the parent roll market. These negative impacts were partly offset by a favourable sales mix and higher selling prices. The appreciation of the Canadian dollar against the American dollar and the euro had a negative impact on all segments.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation’s operating income decreased by $58 million to $130 million in the first nine months of 2017, compared to $188 million in the same period of 2016. Variance of specific items recorded in both periods (please refer to the “Supplemental Information on Non-IFRS Measures” section on pages 7 to 13 for more details) decreased operating income by $11 million. The decrease, despite the consolidation of Greenpac starting in the second quarter of 2017, reflects higher raw material costs that negatively impacted contribution levels from all four segments and higher corporate costs related to the continuing ERP platform and business process review implementations which were accelerated during the second half of 2016. Boxboard Europe segment benefited from higher volume and less downtime compared to last year, as the economic environment is strengthening. On the other hand, the Tissue papers segment’s results were negatively impacted by increased capacity in the market, which subtracted parent roll volume as well as the start-up of the new plant on the west coast. The depreciation and amortization expense increased by $14 million, mainly due to business combination. On the other hand, higher sales and higher profitability from our recovery and recycling activities partly counterbalanced the decrease.

Adjusted operating income1 stood at $132 million in the first nine months of 2017, compared to $179 million in the same period of 2016.

The main variances in sales and operating income in the first nine months of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

3,022
118
87
73
5
(27)
(39)
3,239
Sales Q3 2016 YTD
Business Acq. and Closures
Recovery and Recycling[5]
Selling price & mix
Volume
F/X CAN$
Other intercompany eliminations
Sales Q3 2017 YTD

188
142
(9)
321
73
28
15
9
(70)
(88)
288
(2)
(156)
130
Q3 2016 YTD Operating income
Depreciation & amortization
Specific items
Q3 2016 YTD OIBD 1
Selling price & mix
Business Acq. and closures and other variations
Energy
Recovery and Recycling 5
Other production costs 4
Raw material 2
Q3 2017 YTD OIBD 1
Specific items
Depreciation & amortization
Q3 2017 YTD Operating income

For exponents on the graphics, see definitions on page 19.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 38 to 45).

37

APPENDIX (CONTINUED)
INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q3 2016 YTD vs. Q3 2017 YTD)

The main variances in sales and operating income for the Containerboard Packaging segment in the first nine months of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

1,034
140
48
(4)
(6)
1,212
Sales Q3 2016 YTD
Business
Acq. and closures
Selling price & mix
Volume
F/X CAN$
Sales Q3 2017 YTD

130
42
1
173
48
28
(26)
(50)
173
(8)
(52)
113
Q3 2016 YTD Operating income
Depreciation & amortization
Specific items
Q3 2016 YTD OIBD 1
Selling price & mix
Bus acq and closure and other variations
Other production costs 4
Raw materials 2
Q3 2017 YTD OIBD 1
Specific items
Depreciation & amortization
Q3 2017 YTD Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred some specific items in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

38

Q3 2016 YTD	Q3 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		20%
855	1,029

Average Selling Price
(CAN$/unit)
1,209	1,178	-3%
		—

Sales ($M)		17%
1,034	1,212

Operating income ($M)
(as reported)
130	113	-13%

(adjusted)[1]		-8%
131	121

OIBD[1] ($M)
(as reported)
172	165	-4%
% of sales
17%	14%

(adjusted)[1]
173	173	—
% of sales
17%	14%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments. Including 9.3 billion square feet in the first nine months of 2017 compared to 9.1 billion square feet in the same period of 2016.

3 Up to Q1 2017, the Corporation’s interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4 Starting in Q2 2017, including sales to other partners in Greenpac.

Shipments increased by 174,000 s.t., or 20%, in the first nine months of 2017. As the manufacturing capacity utilization rate remained fairly stable compared to the same period last year, this reflects the increase in year-to-date external shipments from containerboard mills of 172,000 s.t., or 53%, that is attributable to the consolidation of Greenpac (please refer to the “Business Highlights” section for more details). The mills’ integration also remained stable at 53%4 in the first nine months of 2017 compared to the same period last year. Including sales to associates, the integration rate in the first nine months of 2017 was 67%4 compared to 68% for the same period last year. On the converting side, shipments increased by 2,000 s.t., compared to last year. Excluding the shipments arising from the transaction completed with US-based company Rand-Whitney, converting activities shipments remained stable in MSF (thousand square feet).

The lower average selling price reflects a less favourable product mix compared to the same period last year. More specifically, the consolidation of Greenpac increased the proportion of sales from our primary sector, sold at a lower price than our converted products, by 11%. However, the average selling price denominated in Canadian dollars increased by $65 per s.t., or 10%, for our primary products, and by $60 per s.t. or 4%, in our converting sector.

Sales increased by $178 million, or 17%, year-over-year, with the Greenpac consolidation contributing $130 million to this increase. An additional $10 million of sales stems from the transaction concluded with US-based company Rand-Whitney in 2016. Excluding the Greenpac impact on sales mix, the higher average selling price denominated in Canadian dollars added $48 million to sales. The average 1% appreciation of the Canadian dollar and the lower volume excluding Greenpac, also negatively impacted sales by $6 million and $4 million, respectively.

Operating income decreased by $17 million, or 13%, compared to last year. This decrease is mainly explained by higher average raw material costs which subtracted $50 million from operating income. However, the higher average selling prices, excluding Greenpac, added $48 million compared to last year. In addition, operational costs subtracted $26 million from operating income. These increased costs are attributable to energy, freight, subcontracting and repair & maintenance. The segment also incurred a one-time litigation settlement charge with a client. Moreover, higher labour, training and warehousing costs related to ERP and business process optimization had a negative impact on operating income. Also, the average 1% appreciation of the Canadian dollar and the lower volume excluding Greenpac both reduced operating income by $2 million respectively. Operating income, however, benefited from the Greenpac consolidation.

The segment incurred some specific items1 in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $121 million in the first nine months of 2017, compared to $131 million in the same period of 2016.

Finally, the Corporation’s results for the first nine months of 2017 include its share of results of its associate Greenpac3 Mill (59.7%) prior to the consolidation announced on April 5, 2017. In the first quarter of 2017, contribution stood at $7 million. In the first nine months of 2016, Greenpac had a contribution of $11 million, including our $7 million share of fees related to the debt refinancing completed in the second quarter of 2016.

39

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q3 2016 YTD vs. Q3 2017 YTD)

The main variances in sales and operating income generated by the Boxboard Europe segment in the first nine months of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

35
(4)
(10)
626
605
Sales Q3 2016 YTD
Volume
Selling price & mix
F/X CAN$
Sales Q3 2017 YTD

16
24
2
42
15
8
8
(4)
(20)
49
(1)
(25)
23
Q3 2016 YTD Operating income
Depreciation & amortization
Specific items
Q3 2016 YTD OIBD 1
Energy
Volume
Other production costs 4
Selling price & mix
Raw material 2
Q3 2017 YTD OIBD 1
Specific items
Depreciation & amortization
Q3 2017 YTD Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred some specific items in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

40

Q3 2016 YTD	Q3 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		6%
803	850

Average Selling Price[3]
(CAN$/unit)
754	737	-2%
(Euro€/unit)
511	507	-1%

Sales ($M)		3%
605	626

Operating income ($M)
(as reported)
16	23	44%

(adjusted)[1]		33%
18	24

OIBD[1] ($M)
(as reported)
40	48	20%
% of sales
7%	8%

(adjusted)[1]
42	49	17%
% of sales
7%	8%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Shipments do not take into account the elimination of business sector inter-company shipments.
3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 47,000 s.t., or 7%, to 727,000 s.t. during the first nine months of 2017, while shipments of virgin boxboard remained stable at 123,000 s.t. The increase in shipments is mainly attributable to higher demand in Western Europe.

The average selling price decreased by 1% in euros and by 2% in Canadian dollars, reflecting the 1% average appreciation of the Canadian dollar against the euro. When compared to the first nine months of 2016, the average selling price in recycled boxboard activities increased by €3, or 1%, while the average selling price in virgin boxboard activities decreased by €20, or 3%, in the first nine months of 2017.

The increase in sales reflects the higher volumes coming from the recycled fibres activities, as explained previously. On the other hand, the 1% average appreciation of the Canadian dollar against the euro and lower average selling price partly offset the increase.

Operating income increased by $7 million, or 44%, in the first nine months of 2017, largely due to lower energy costs. The higher volumes, as explained, and lower repair and maintenance costs due to shorter seasonal downtime, also positively contributed to operating income. On the other hand, higher raw material prices and lower average selling prices reduced operating results.

The segment incurred some specific items1 in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $24 million in the first nine months of 2017, compared to $18 million in the same period of 2016.

41

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q3 2016 YTD vs. Q3 2017 YTD)

The main variances in sales and operating income generated by the Specialty Products segment in the first nine months of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

464
87
12
(3)
(18)
542
Sales Q3 2016 YTD
Recovery and Recycling 5
Selling price & mix
Other variances
Business closure
Sales Q3 2017 YTD

37
15
(4)
48
12
9
(8)
(8)
53
(16)
37
Q3 2016 YTD Operating income
Depreciation & amortization
Specific items
Q3 2016 YTD OIBD 1
Selling price & mix
Recovery and Recycling 5
Raw material 2
Other production costs 4
Q3 2017 YTD OIBD 1
Depreciation & amortization
Q3 2017 YTD Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred some specific items in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

42

Q3 2016 YTD	Q3 2017 YTD	Change in %

Sales ($M)		17%
464	542

Operating income ($M)
(as reported)
37	37	—

(adjusted)[1]		12%
33	37

OIBD[1] ($M)
(as reported)
52	53	2%
% of sales
11%	10%

(adjusted)[1]
48	53	10%
% of sales
10%	10%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Shipments in the Specialty Products segment increased in almost all our sectors, including Recovery and Recycling2. More specifically, shipments in the Industrial Packaging sector increased by 2% in the first nine months of 2017. This good performance is a result of improving market dynamics and the strengthening of our European paper mill packaging facility.

In addition to higher volumes, higher selling prices in our Recovery and Recycling activities2 contributed $87 million to the increase in sales. Higher selling prices in our Industrial and Consumer Products packaging sectors also contributed a total of $12 million to sales. These positive factors were partly offset by the loss of revenues following the closure of our pulp plant in Auburn, Maine, at the end of the second quarter in 2016.

Operating income remained stable in the first nine months of 2017 compared to the same period of 2016. This reflects higher realized spreads (between average selling prices and raw material costs) in our Recovery and Recycling activities2, which accounted for $9 million of the increase. This was offset by lower volume in our Consumer Product segment and higher operating costs mainly related to lower productivity in our packaging activities.

The segment incurred some specific items1 in the first nine months of 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $37 million in the first nine months of 2017, compared to $33 million in the same period of 2016.

43

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q3 2016 YTD vs. Q3 2017 YTD)

The main variances in sales and operating income generated by the Tissue Papers segment in the first nine months of 2017, compared to the same period of 2016, are shown below:

Sales ($M)	Operating income ($M)

986
18
(4)
(9)
(24)
967
Sales Q3 2016 YTD
Selling price & mix
Other variances
F/X CAN$
Volume
Sales Q3 2017 YTD

63
46
11
120
18
(5)
(9)
(12)
(30)
82
(4)
(44)
34
Q3 2016 YTD Operating income
Depreciation & amortization
Specific items
Q3 2016 YTD OIBD 1
Selling price & mix
Other variations
Volume
Raw material 2
Other production costs 4
Q3 2017 YTD OIBD 1
Specific items
Depreciation & amortization
Q3 2017 YTD Operating income

For exponents on the graphics, see definitions on page 19.

The Corporation incurred some specific items in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Please refer to pages 8 to 14 for more details and reconciliation.

44

Q3 2016 YTD	Q3 2017 YTD	Change in %

Shipments[2] ('000 s.t.)		-4%
464	447

Average Selling Price
(CAN$/unit)
2,126	2,166	2%
		—

Sales ($M)		-2%
986	967

Operating income ($M)
(as reported)
63	34	-46%

(adjusted)[1]		-49%
74	38

OIBD[1] ($M)
(as reported)
109	78	-28%
% of sales
11%	8%

(adjusted)[1]
120	82	-32%
% of sales
12%	8%

1 Please refer to “Supplemental Information on Non-IFRS Measures” on pages 7 to 13 for reconciliation of these figures.
2 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 20,000 s.t., or 13%, year-over-year in the first nine months of 2017. This was mainly due to hand towels sales, work completed at the St-Helens, Oregon, manufacturing facility to upgrade and align production parameters with market demand and the requirements of the new converting plant in Scappoose, Oregon, in addition to difficult market conditions. Lower external manufacturing shipment levels increased the integration rate from 66% in the first nine months of 2016, to 69%, in 2017. Converting shipments increased by 3,000 s.t., or 1%, in the period.

The 2% increase in the average Canadian dollar selling price was mainly due to a favourable mix of converted products sold. The price increases announced during the second half of 2016 in both the AFH and Consumer Products sectors also positively impacted the average selling price compared to 2016.

Sales for the first nine months of 2017 decreased by 2% compared to the prior year. This reflects a $24 million negative impact related to lower volumes and a $9 million unfavourable foreign exchange impact following the 1% average appreciation of the Canadian dollar against the U.S. dollar. As well, the higher average selling price, primarily as a result of the higher proportion of converted products sold, generated an additional $18 million of sales.

The decrease in operating income was mainly attributable to lower overall volumes, the significant increase in recycled and virgin fibre costs, and an increase in virgin pulp usage. Benefits realized from improved operational efficiencies in 2017 were offset by higher transportation costs, increased marketing expenses related to brand repositioning in both Consumer Products and AFH and increased outsourcing costs related to a different customer mix. As well, production costs per ton sold increased because converted products represented a higher proportion of total volumes compared to last year, although these products generate more contribution to operating income through higher selling prices.

The start-up costs for the new Oregon converting plant negatively impacted Tissue segment profitability compared to last year. While start-up of the facility is now behind us; however, new market penetration has been more challenging than anticipated due to current market conditions in this area and the timing of customer bid processes.

The segment incurred some specific items1 in the first nine months of 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $38 million in the first nine months of 2017, compared to $74 million in the same period of 2016.

45

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents		192	62
Accounts receivable		588	524
Current income tax assets		14	12
Inventories		568	477
Current portion of financial assets	9	9	3
Assets held for sale	5	13	—
		1,384	1,078
Long-term assets
Investments in associates and joint ventures	6	77	335
Property, plant and equipment		2,017	1,618
Intangible assets with finite useful life		208	171
Financial assets	9	25	10
Other assets	6 and 9	73	72
Deferred income tax assets		142	179
Goodwill and other intangible assets with indefinite useful life		521	350
		4,447	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances		33	28
Trade and other payables		636	661
Current income tax liabilities		6	1
Current portion of long-term debt	7	53	36
Current portion of provisions for contingencies and charges		7	9
Current portion of financial liabilities and other liabilities	9	93	27
		828	762
Long-term liabilities
Long-term debt	7	1,575	1,530
Provisions for contingencies and charges		37	34
Financial liabilities	9	26	16
Other liabilities		175	178
Deferred income tax liabilities		233	219
		2,874	2,739
Equity attributable to Shareholders
Capital stock		489	487
Contributed surplus		16	16
Retained earnings		952	512
Accumulated other comprehensive loss		(36)	(31)
		1,421	984
Non-controlling interests		152	90
Total equity		1,573	1,074
		4,447	3,813
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46

CONSOLIDATED STATEMENTS OF EARNINGS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	NOTE	2017	2016	2017	2016
Sales		1,103	1,021	3,239	3,022
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $53 million for 3-month period (2016 — $48 million) and $156 million for 9-month period (2016 — $142 million))		940	859	2,775	2,539
Selling and administrative expenses		106	105	330	296
Gain on acquisitions, disposals and others	5	—	—	(8)	(4)
Impairment charges and restructuring costs	5	4	5	18	14
Foreign exchange loss		3	—	2	—
Loss (gain) on derivative financial instruments		(1)	2	(8)	(11)
		1,052	971	3,109	2,834
Operating income		51	50	130	188
Financing expense		25	23	70	67
Interest expense on employee future benefits		1	1	3	4
Foreign exchange loss (gain) on long-term debt and financial instruments		(8)	7	(27)	(35)
Fair value revaluation gain on investments	4 and 6	(18)	—	(315)	—
Share of results of associates and joint ventures	6	(3)	(10)	(36)	(25)
Earnings before income taxes		54	29	435	177
Provision for (recovery of) income taxes	8	19	9	(24)	43
Net earnings including non-controlling interests for the period		35	20	459	134
Net earnings attributable to non-controlling interests		2	—	9	3
Net earnings attributable to Shareholders for the period		33	20	450	131
Net earnings per common share
Basic		$0.35	$0.21	$4.75	$1.38
Diluted		$0.34	$0.21	$4.61	$1.35
Weighted average basic number of common shares outstanding		94,718,891	94,415,335	94,658,949	94,783,533
Weighted average number of diluted common shares		97,773,147	96,604,351	97,609,266	96,891,428
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2017	2016	2017	2016
Net earnings including non-controlling interests for the period		35	20	459	134
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries		(34)	16	(56)	(37)
Change in foreign currency translation related to net investment hedging activities		30	(11)	45	34
Cash flow hedges
Change in fair value of foreign exchange forward contracts		1	—	1	—
Change in fair value of commodity derivative financial instruments		1	—	(1)	6
Available-for-sale financial assets	6	(19)	(1)	—	(3)
Share of other comprehensive income of associates	4 and 6	—	—	21	(9)
Provision for (recovery of) income taxes		(2)	2	(15)	(3)
		(23)	6	(5)	(12)
Items that are reclassified to retained earnings
Actuarial gain (loss) on employee future benefits		8	3	3	(31)
Provision for (recovery of) income taxes		(2)	(1)	(1)	8
		6	2	2	(23)
Other comprehensive income (loss)		(17)	8	(3)	(35)
Comprehensive income including non-controlling interests for the period		18	28	456	99
Comprehensive income attributable to non-controlling interests for the period		—	2	9	—
Comprehensive income attributable to Shareholders for the period		18	26	447	99
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

48

CONSOLIDATED STATEMENTS OF EQUITY

		For the 9-month period ended September 30, 2017
(in millions of Canadian dollars) (unaudited)	NOTE	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings		—	—	450	—	450	9	459
Other comprehensive income (loss)		—	—	2	(5)	(3)	—	(3)
		—	—	452	(5)	447	9	456
Business combination	4	—	—	—	—	—	57	57
Dividends		—	—	(11)	—	(11)	—	(11)
Exercise of stock options		1	—	—	—	1	—	1
Issuance of common shares		1	—	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interests		—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests		—	—	—	—	—	(5)	(5)
Balance - End of period		489	16	952	(36)	1,421	152	1,573

		For the 9-month period ended September 30, 2016
(in millions of Canadian dollars) (unaudited)		CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period		490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings		—	—	131	—	131	3	134
Other comprehensive loss		—	—	(23)	(9)	(32)	(3)	(35)
		—	—	108	(9)	99	—	99
Dividends		—	—	(12)	—	(12)	—	(12)
Exercise of stock options		—	1	—	—	1	—	1
Redemption of common shares		(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interests and acquisition of non-controlling interests		—	—	—	—	—	(2)	(2)
Balance - End of period		486	16	481	(36)	947	94	1,041
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

49

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2017	2016	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period		33	20	450	131
Adjustments for:
Financing expense and interest expense on employee future benefits		26	24	73	71
Depreciation and amortization		53	48	156	142
Gain on acquisitions, disposals and others	5	—	—	(8)	(5)
Impairment charges and restructuring costs	5	2	5	13	6
Unrealized gain on derivative financial instruments		(2)	—	(10)	(19)
Foreign exchange loss (gain) on long-term debt and financial instruments		(8)	7	(27)	(35)
Provision for (recovery of) income taxes	8	19	9	(24)	43
Fair value revaluation gain on investments	4 and 6	(18)	—	(315)	—
Share of results of associates and joint ventures	6	(3)	(10)	(36)	(25)
Net earnings attributable to non-controlling interests		2	—	9	3
Net financing expense paid		(40)	(38)	(88)	(85)
Net income taxes received (paid)		—	2	(6)	10
Dividend received		3	3	8	12
Employee future benefits and others		(6)	(2)	(12)	(18)
		61	68	183	231
Changes in non-cash working capital components		(43)	22	(105)	(37)
		18	90	78	194
Investing activities
Investments in associates and joint ventures	6	—	—	(16)	(2)
Payments for property, plant and equipment		(38)	(23)	(136)	(125)
Proceeds from disposals of property, plant and equipment		—	1	14	3
Change in intangible and other assets	6	283	6	272	16
Cash acquired in (paid for) a business combination	4	—	—	34	(15)
		245	(16)	168	(123)
Financing activities
Bank loans and advances		7	(2)	5	(4)
Change in revolving credit facilities		(133)	(51)	(80)	(47)
Increase (decrease) in other long-term debt		5	(4)	11	11
Payments of other long-term debt		(10)	(5)	(29)	(31)
Settlement of derivative financial instruments		(2)	—	(9)	—
Issuance of common shares		—	—	1	—
Redemption of common shares		—	—	—	(8)
Dividends paid to non-controlling interests and acquisition of non-controlling interests		(2)	—	(5)	(1)
Dividends paid to the Corporation’s Shareholders		(3)	(4)	(11)	(12)
		(138)	(66)	(117)	(92)
Change in cash and cash equivalents during the period		125	8	129	(21)
Currency translation on cash and cash equivalents		—	—	1	(2)
Cash and cash equivalents - Beginning of period		67	29	62	60
Cash and cash equivalents - End of period		192	37	192	37
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

50

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	438	356	1,212	1,034
Boxboard Europe	202	189	626	605
Specialty Products	181	158	542	464
Intersegment sales	(32)	(16)	(81)	(45)
	789	687	2,299	2,058
Tissue Papers	323	342	967	986
Intersegment sales and Corporate activities	(9)	(8)	(27)	(22)
	1,103	1,021	3,239	3,022

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	69	57	165	172
Boxboard Europe	14	9	48	40
Specialty Products	15	18	53	52
	98	84	266	264
Tissue Papers	22	42	78	109
Corporate	(16)	(28)	(58)	(43)
Operating income before depreciation and amortization	104	98	286	330
Depreciation and amortization	(53)	(48)	(156)	(142)
Financing expense and interest expense on employee future benefits	(26)	(24)	(73)	(71)
Foreign exchange gain (loss) on long-term debt and financial instruments	8	(7)	27	35
Fair value revaluation gain on investments	18	—	315	—
Share of results of associates and joint ventures	3	10	36	25
Earnings before income taxes	54	29	435	177

51

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	13	1	28	26
Boxboard Europe	8	7	20	20
Specialty Products	8	7	17	19
	29	15	65	65
Tissue Papers	9	14	53	47
Corporate	3	4	11	21
Total acquisitions	41	33	129	133
Proceeds from disposals of property, plant and equipment	—	(1)	(14)	(3)
Capital-lease acquisitions	—	(6)	(7)	(17)
	41	26	108	113
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	8	6	25	19
End of period	(11)	(10)	(11)	(10)
Payments for property, plant and equipment net of proceeds from disposals	38	22	122	122

52

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on November 8, 2017.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) as set forth in Part 1 of the Chartered Professional Accountants of Canada (“CPA Canada”) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent audited consolidated financial statements for the year ended December 31, 2016. Also, income taxes in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. Critical accounting estimates and judgments are detailed in the audited consolidated financial statements as at and for the year ended December 31, 2016, except as disclosed in Notes 4 and 6.

NOTE 4
BUSINESS COMBINATION

On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders’ agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggers its deemed acquisition and thus fully consolidates Greenpac starting April 4, 2017.

There is no cash consideration for the acquisition and there is no change of participation of each partner in Greenpac. Consideration transferred for the acquisition was the fair value of Cascades’ investment in Greenpac based on the income approach less net liabilities with acquiree, which settled as a result of the transaction. The excess of the consideration over the net fair value of the assets acquired and the liabilities assumed resulted in a non-deductible goodwill of $190 million and has been allocated to the Containerboard Packaging segment Cash Generating Unit (“CGU”). The consolidation enables Cascades to better reflect its presence in the North American containerboard market.

One of the partners in Greenpac has a put option whereby the partner can require other partners or Greenpac itself to repurchase its shares at a price including a predetermined return on its investment. Under IFRS, this option gives the equity participation of this partner the characteristics of liability more than equity. As such, this partner’s participation is classified in the current portion of other liabilities at an initial fair value of $85 million at the acquisition date.

53

For accounting purposes, the Corporation’s share of Greenpac stands at 78.3%. Legal ownership is 62.5% and the Corporation only records income taxes on 62.5% of Greenpac’s profit before taxes, as it is a flow-through entity for tax purposes.
The change in control provides for the revaluation of the previously held interest to its fair market value. As such, a gain of $156 million was recognized in the statement of earnings in the second quarter. Also, consequent to the acquisition, our share of accumulated other comprehensive loss components of Greenpac totaling $4 million and included in Cascades’ consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.
The Corporation has reversed its deferred income tax liability related to its Greenpac investment and recorded an income tax recovery of $70 million. The investment in Greenpac is considered as the consideration transferred for the Greenpac acquisition and, as a result, is accounted for as a deemed disposal for tax accounting purposes.
Since the date of acquisition, Greenpac has generated sales of $130 million and net earnings of $6 million. Had the acquisition occurred on January 1, 2017, consolidated sales year-to-date would have been $3,310 million while net profit attributable to Shareholders would have been approximately the same, since the Corporation was previously recording its share of results in Greenpac. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2017.
The $20 million fair value of accounts receivables is equal to gross contractual cash flows which are all expected to be collected.
The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share.

Assets acquired and liabilities assumed were as follows:

(in millions of Canadian dollars)		2017
	BUSINESS SEGMENT:	CONTAINERBOARD PACKAGING
	ACQUIRED COMPANY:	Greenpac Holding LLC
		Preliminary allocation	Adjustments	Final allocation
Fair values of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents		34	—	34
Accounts receivable		20	—	20
Inventories		46	—	46
Current portion of financial assets		4	—	4
Property, plant and equipment		491	(2)	489
Financial assets		16	—	16
Intangible assets with finite useful life (client list)		39	—	39
Goodwill		256	(66)	190
Total assets		906	(68)	838

Trade and other payables		(39)	—	(39)
Current portion of long-term debt		(15)	—	(15)
Current portion of financial liabilities and other liabilities		(90)	—	(90)
Long-term debt		(238)	—	(238)
Financial liabilities		(4)	—	(4)
Deferred income tax liabilities		(92)	1	(91)
Net assets acquired		428	(67)	361
Non-controlling interests		(57)	—	(57)
		371	(67)	304
Total consideration transferred
Previously held interest		187	—	187
Revaluation gain on previously held interest on April 4, 2017		223	(67)	156
Settlement of net liabilities with acquiree before the transaction		(39)	—	(39)
		371	(67)	304

54

NOTE 5
GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first nine months of 2017, the Corporation recorded the following gains:

	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)	2017	2017
Gains on disposal of assets	—	8

Second quarter

•	The Containerboard Packaging segment sold a piece of land in Ontario, Canada, and recorded a gain of $7 million.

•	The Corporate Activities realized a $1 million gain from the sale of some assets.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

In the first nine months of 2017, the Corporation recorded the following impairment charges and restructuring costs:

	For the 3-month period ended September 30, 2017		For the 9-month period ended September 30, 2017
(in millions of Canadian dollars)	Impairment charges	Restructuring costs	Impairment charges	Restructuring costs
Containerboard	—	2	11	2
Boxboard Europe	—	—	—	1
Tissue Papers	2	—	2	2
	2	2	13	5

Third quarter

•	The Tissue Papers segment incurred a $2 million impairment charge on unused assets following the reassessment of its disposal value.

•
The Containerboard Packaging segment announced the forthcoming closure of its New York converting plant and recorded severance expenses totaling $2 million. As well, following the closure announcement, the land and building of the New York City plant were put to sale. No impairment was recorded on the property since the net book value is lower than its fair value less costs to sell.

Second quarter

•
The Containerboard Packaging segment recorded an impairment charge of $11 million on deferred revenues related to the management agreement of Greenpac since the beginning of the mill construction and recorded in “Other assets”. Following the acquisition and consolidation of Greenpac described in Note 4, expected future cash flows related to this asset will not materialize on a consolidated basis.

•
The Tissue Papers segment incurred $2 million of restructuring costs following the review of provisions related to the transfer of the converting operations of the Toronto plant to other Tissue segment sites announced in 2016.

First quarter

•	The Boxboard Europe segment recorded severances costs of $1 million following the restructuring of its sales activities.

55

NOTE 6
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Boralex
On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation’s participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million and is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of its participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Since March 10, 2017, the investment in Boralex was no longer classified as an associate and considered an available-for-sale financial asset, which is classified in “Other assets.” Consequently, the Corporation’s investment in Boralex was re-evaluated at fair value on March 10, 2017, and a gain of $155 million was recorded. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment was recorded in accumulated other comprehensive income.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

Containerboard
On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million). This company is a member of Greenpac Holding LLC of which it owns 12%. Containerboard Partners (Ontario) Inc. is classified as an associate, and accordingly, our share of results is recorded using the equity method. This transaction adds an indirect ownership of 2.8% in Greenpac Holding LLC, bringing total legal ownership of Greenpac to 62.5%. However, in line with the deemed acquisition of Greenpac described in Note 4, the portion of our Containerboard Partners (Ontario) Inc. share results pertaining to Greenpac is reversed for consolidation purposes.

NOTE 7
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	September 30, 2017	December 31, 2016
Revolving credit facility (December 31, 2016 - $(19) million; US$82 million and €(1) million)	2021	—	90
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	686	738
5.75% Unsecured senior notes of US$250 million	2023	312	336
Other debts of subsidiaries		65	62
Other debts without recourse to the Corporation		328	105
		1,641	1,581
Less: Unamortized financing costs		13	15
Total long-term debt		1,628	1,566
Less:
Current portion of debts of subsidiaries		13	13
Current portion of debts without recourse to the Corporation		40	23
		53	36
		1,575	1,530

As at September 30, 2017, the long-term debt had a fair value of $1,702 million (December 31, 2016 – $1,612 million).

On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

As a result of the Greenpac acquisition described in Note 4, current portion of debt and long-term debt increased by $15 million and $238 million respectively.

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NOTE 8
INCOME TAXES

The provision for (recovery of) income taxes based on the effective income tax rate differs from provision for income taxes based on the combined basic rate for the following reasons:

	NOTE	For the 3-month period ended September 30,	For the 9-month period ended September 30,
(in millions of Canadian dollars)		2017	2017
Provision for income taxes based on the combined basic Canadian and provincial income tax rate		14	115
Adjustment of provision for (recovery of) income taxes arising from the following:
Difference in statutory income tax rate of foreign operations		(2)	11
Prior years reassessment		3	3
Reversal of tax liabilities related to our previously held investment in Greenpac	4	—	(70)
Non-taxable gain on revaluation of previously held equity interest - Greenpac associate	4	—	(56)
Capital gain on revaluation of previously held equity interest - Boralex associate	6	—	(21)
Change in tax assets relating to capital tax losses		8	8
Change in tax asset relating to operating tax losses		—	(4)
Other		(4)	(10)
		5	(139)
Provision for (recovery of) income taxes		19	(24)

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $156 million generated by the business combination of Greenpac, since it is included in the fair value of assets and liabilities acquired as described in Note 4.

Finally, the income tax provision on Boralex revaluation gain was calculated at the rate of capital gains. Also, consequently with the sale of its participation in Boralex in July 2017, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $8 million of tax assets was derecognized in the third quarter and recorded in the statement of earnings.

NOTE 9
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants as at the measurement date.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, trade and other payables and provisions approximate their carrying amounts due to their relatively short maturities.

(ii)	The fair value of investment in shares is based on observable market data and represents the Corporation’s investment in Junex Inc. which is quoted on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

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HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation’s financial assets and financial liabilities measured at fair value on a recurring basis as at September 30, 2017 and December 31, 2016 and indicates the fair value hierarchy of the Corporation’s valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value. These are:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management’s estimates of assumptions that market participants would use in pricing the asset or liability.

For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at September 30, 2017
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Available-for-sale investments	1	1	—	—
Derivative financial assets	34	—	34	—
	35	1	34	—
Financial liabilities
Derivative financial liabilities	(39)	—	(39)	—
	(39)	—	(39)	—

			As at December 31, 2016
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Available-for-sale investments	2	1	1	—
Derivative financial assets	12	—	12	—
	14	1	13	—
Financial liabilities
Derivative financial liabilities	(39)	—	(39)	—
	(39)	—	(39)	—

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This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare
Shareholder Services
1500 Robert-Bourassa Boulevard, Suite 700
Montréal, Québec, H3A 3S8 Canada
Telephone: 514-982-7555 Toll-Free (Canada): 1-800-564-6253
service@computershare.com

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 819-363-5100 Fax: 819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s’adressant au siège social de la Société à l’adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 514-282-2697 Fax: 514-282-2624	Kingsey Falls (Québec) J0A 1B0
jennifer_aitken@cascades.com	Canada
www.cascades.com/investors, investor@cascades.com

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